# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BETTERWARE DE MEXICO, S.A.P.I. DE C.V, CIK 0001788257
CUSIP: P1666E105
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: Cruce Carretera Gdl-Ameca Huaxtla Km 5, El Arenal, Mexico (O5), 45350
Date of event which requires filing of this statement: 06/02/2026
Filed by CIK 0001913665
Persons authorized to receive notices and communications: Luis Campos, Avenida Acueducto 6075A-Int. Local 4, Zapopan, Jalisco, Mexico (O5), 45116, 52 (33) 2303-8510

## Reporting persons
- Campalier, S.A. de C.V. (CIK 0001913665): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 20,278,497; sole dispositive power 0; shared dispositive power 20,278,497; aggregate amount beneficially owned 20,278,497 (51.36% of the class)
  Comment: Based on 39,485,053 Ordinary Shares outstanding as of August 31, 2026.
- Luis German Campos Orozco: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Mexico (O5); source of funds: other (OO); sole voting power 0; shared voting power 20,278,497; sole dispositive power 0; shared dispositive power 20,278,497; aggregate amount beneficially owned 20,278,497 (51.36% of the class)
  Comment: Based on 39,485,053 Ordinary Shares outstanding as of August 31, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value
Name of issuer: BETTERWARE DE MEXICO, S.A.P.I. DE C.V
Address of issuer's principal executive offices: Cruce Carretera Gdl-Ameca Huaxtla Km 5, El Arenal, Mexico (O5), 45350
Comment:
This Amendment No. 2 ("Amendment No. 2") to Schedule 13D amends the statement on Schedule 13D originally jointly filed with the U.S. Securities and Exchange Commission (the "SEC") by Campalier, S.A. de C.V., a Mexican sociedad anonima de capital variable ("Campalier"), and Luis German Campos Orozco, a Mexico citizen ("Mr. Campos" and, together with Campalier, the "Reporting Persons") on February 28, 2022 (the "Original 13D," as amended by Amendment No. 1, filed on July 11, 2022, the "Schedule 13D"), relating to the Ordinary Shares of the Issuer.

This Amendment No. 2 amends and supplements Item 5 of the Schedule 13D with respect to Reporting Persons, as set forth below. Unless specifically amended hereby, the disclosure set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, each of the Reporting Persons may be deemed to have beneficial ownership of 20,278,497 Ordinary Shares, representing 51.36% of the outstanding Ordinary Shares. Each of the Reporting Persons may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 20,278,497 Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The Ordinary Shares beneficially owned by the Reporting Persons as a percentage of the outstanding Ordinary Shares of the Issuer presented in this Statement is based upon 39,485,053 Ordinary Shares outstanding as of August 31, 2026.
Transactions in the class effected during the past sixty days:
Schedule I hereto sets forth all transactions with respect to the Ordinary Shares effected by the Reporting Persons in the past 60 days. All of such transactions were effected through open market purchases. On July 6, 2026, the trust that held 19,597,829 Ordinary Shares beneficially owned by Mr. Campos was dissolved, and all such Ordinary Shares reverted to Campalier. No consideration was paid in connection with such reversion, and it did not change the aggregate number of Ordinary Shares beneficially owned by the Reporting Persons. Except as reported herein, the Reporting Persons have not effected any other transactions in Ordinary Shares during the past 60 days.

On June 2, 2026, the Issuer completed the acquisition of the operating assets of Tupperware Latin America (the "Tupperware Acquisition") and, in connection therewith, issued 2,241,133 Ordinary Shares as partial consideration. Immediately following the Tupperware Acquisition, the total number of outstanding Ordinary Shares of the Issuer was 39,485,053. The decrease in the percentage of outstanding Ordinary Shares beneficially owned by the Reporting Persons since Amendment No. 1 to the Schedule 13D is attributable to the increase in the number of outstanding Ordinary Shares resulting from the issuance of Ordinary Shares in the Tupperware Acquisition, and not to any sale or other disposition of Ordinary Shares by the Reporting Persons.

## Signatures
- Campalier, S.A. de C.V.: /s/ Luis German Campos Orozco, Luis German Campos Orozco/Manager (09/02/2026)
- Luis German Campos Orozco: /s/ Luis German Campos Orozco, Luis German Campos Orozco (09/02/2026)